EXHIBIT 99.3

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	28 August 2009
SIMS METAL MANAGEMENT ANNOUNCES
FISCAL 2009 RESULTS
Financial Results for the Full Year Ended 30 June 2009
Sims Metal Management today announced revenue of $8.6 billion and a net loss after tax of $150.3 million representing a loss of 83 cents per share for the year ended 30 June 2009 including a non-cash goodwill impairment charge of $191.1 million. Net income before the non-cash goodwill impairment charge was $40.8 million representing 23 cents per share. In addition to the impact of the non-cash goodwill impairment charge of $191.1 million (pre-tax and post-tax), the Company incurred other additional atypical, abnormal and unusual charges and adjustments totaling approximately $203 million on a pre-tax basis and $131 million on an after-tax basis. These atypical, abnormal and unusual charges and adjustments relate to inventory adjustments to net realisable value, non-ferrous contract renegotiations and redundancy accruals, as well as other items incurred predominantly as a consequence of the global financial crisis. See the Reconciliation of Statutory Result to Underlying Result for Year Ended 30 June 2009 herein for more information.
EBITDA (earnings before interest, tax, depreciation and amortisation and non-cash goodwill impairment charge) of $258.9 million was down 67 percent on the prior corresponding period. Sales revenue increased 13 percent to $8.6 billion due largely to the merger with Metal Management, Inc. (MMI) and despite year-over-year declines in average selling prices, particularly in the second half of fiscal 2009. Pro-forma sales revenue in fiscal 2008 (as if the merger with MMI had closed as of 1 July 2007) was $10.2 billion. The Company’s fiscal 2009 cash flow from operations was $554 million compared to $248 million in fiscal 2008. In fiscal 2009 the Company’s total scrap intake and shipments were 12.6 million tonnes and 13.2 million tonnes, respectively. Intake and shipments declined predominantly as a consequence of the global financial crisis by 28 percent and 25 percent, respectively, as compared to pro forma intake and shipments in fiscal 2008 (as if the merger with MMI had closed as of 1 July 2007).
Results at a Glance

(in A$ millions)	FY09 $M	FY08 $M
STATUTORY:
Revenue	$8,641	$7,671
EBITDA	$259	$791
EBIT	$(103)	$692
Net (Loss) Profit After-Tax	$(150)	$440

UNDERLYING[1]:
Revenue	$8,641	$7,671
EBITDA	$462	$764
EBIT	$291	$668
Net Profit After-Tax	$172	$412

[1]	See table that reconciles statutory and underlying results

Group Chief Executive Officer Daniel W. Dienst stated, “Fiscal 2009 was an extremely difficult year for Sims Metal Management, as it was for our entire industry and all companies engaged in the global trading of bulk commodities. The challenges we faced due to the global financial crisis during fiscal 2009 – the worst on record for perhaps 80 years – included the near halt of the credit markets, the failure or inability of certain ferrous and non-ferrous consumers to honour contractual commitments, the severe constriction of scrap flows around the world and substantially reduced demand for recycled raw materials.”
Mr. Dienst continued, “During fiscal 2009 we took decisive action to reduce spending and headcount to mitigate the impact of the global recession on the Company, positioning Sims Metal Management as an even leaner and stronger company. We have maintained a strong balance sheet through low gearing and we more than doubled cash flow from operations in the past fiscal year, providing us with the financial flexibility to further expand our unrivaled global footprint and continue with technology and efficiency investments. With pricing and demand for scrap improving, and subject to recovery in scrap generation, we believe Sims Metal Management is poised for renewed growth, success, and shareholder value creation in fiscal 2010.”
Mr. Dienst added, “Despite the challenges of fiscal 2009 we completed the integration of two great companies and are operating as ‘one company’ around the world. We thank the men and women of Sims Metal Management for contributing to such a remarkably successful integration in these turbulent times.”
North America
Sales revenue was up 38.2 percent on the prior corresponding period to $6.4 billion. On a U.S. dollar equivalent basis, sales revenue was up 11.6 percent to US$4.8 billion as compared to fiscal 2008. EBIT (earnings before interest and tax) was a loss of $88.5 million. Sims Metal Management’s fiscal 2009 pro forma scrap intake in North America declined by 29 percent as compared to the prior corresponding period.
Full year results for North America were impacted by inventory adjustments, non-ferrous contract renegotiations and other atypical items amounting to $71 million, $19 million and $36 million respectively, as well as a non-cash goodwill impairment charge of approximately $190 million (pre-tax and after-tax). EBIT in North America would have been $227.5 million had it not been for these adjustments.
North American controllable expenses in U.S. dollars were reduced by approximately 24 percent in the fourth quarter when compared to the first quarter (after excluding the effect of the Sims Recycling Solutions acquisition of Global Investment Recovery, Inc). Controllable expense reduction was a priority in fiscal 2009 as a measure to offset margin compression and to align resources with lower scrap flows and market conditions. We also implemented tighter controls over buy prices and inventory levels.
Mr. Dienst continued, “In North America we focused on those aspects of the business within our control, such as rationalising capacity, maximising the efficiency of our operations and realising integration-related synergies. We have created the pre-eminent metal recycler in North America and we are now operating as ‘one company’ coast to coast.”
Australasia
Sales revenue for the region was down 33.6 percent on the prior corresponding period to $1.2 billion. EBIT was down 89.7 percent to $18.7 million. Scrap intake in the region decreased by 27 percent for the 2009 fiscal year, on a year on year basis.

Full year results in Australasia were impacted by $9 million of inventory adjustments, $9 million of non-ferrous contract renegotiations and $12 million of other atypical items (including $1 million of non-cash goodwill impairment). EBIT, before inventory adjustments, non-ferrous contract renegotiations and other atypical items, would have been $48.7 million but for these adjustments. Controllable expenses were reduced by 16 percent in the fourth quarter when compared to the first quarter.
Mr. Dienst said, “Our Australasian business was not immune from the global downturn as evidenced by their reduced scrap flows in fiscal 2009. Despite these challenges, however, our Australian division remained profitable. Sims Metal Management is the market leader in Australia, and we will continue to focus on generating high returns on capital and defending and enhancing our enviable strategic position in this important market.”
Europe
Sales revenue was down 15.5 percent on the prior corresponding period to $1.1 billion. EBIT was a loss of $33.1 million. Scrap intake in the region decreased by 20 percent in the 2009 fiscal year, on a year on year basis.
Full year results in Europe were impacted significantly by $39 million of inventory adjustments and $8 million of non-ferrous contract renegotiations. EBIT before inventory adjustments and non-ferrous contract renegotiations would have been $13.9 million but for these adjustments. Controllable expenses in the fourth quarter in local currencies were reduced by 11 percent when compared to the first quarter.
Mr. Dienst said, “Our European Division expanded its presence in the U.K. in fiscal 2009 with the acquisition of All Metal Recovery. Through acquisition, organic growth and capital improvement initiatives, we have significantly enhanced our ability to take advantage of improving market conditions in Europe if and when they develop.”
Markets & Outlook
The ferrous markets have recently firmed in terms of pricing and demand, primarily due to strong demand from export markets in developing countries. Non-ferrous markets remain liquid with relatively firm pricing. Scrap flows continue to be lackluster relative to historic highs but have modestly increased recently. A sustainable recovery in scrap flows, relative to the highs of a year ago, is subject to successful economic stimulus plans being implemented around the world and a return to more normalized consumer discretionary behaviour and industrial production. Due to the lack of clarity regarding future economic conditions that could affect scrap flows, Sims Metal Management will not provide a more specific outlook for fiscal 2010 at this time.
“We are encouraged by recent trends in the marketplace,” added Mr. Dienst. “Ferrous consumers in key export countries are returning to the market, as are U.S. steel mills, though volumes remain well below historical levels. This increased demand for ferrous scrap metal is driving improved pricing. Similarly, while off the peaks seen at the beginning of fiscal 2009, the market for non-ferrous scrap metal is stable if not robust. Volumes at Sims Recycling Solutions (SRS) have continued to be strong throughout the economic downturn and we are optimistic that SRS will generate attractive returns as and when improved margins take hold.”
Mr. Dienst concluded, “Though we expect and are prepared for continued price volatility and near- to intermediate-term challenges as it relates to scrap inflows, we remain cautiously optimistic that conditions will continue to improve and that Sims Metal Management will deliver improved financial results in fiscal 2010. With our unrivaled geographic scope, outstanding technology and the most talented employees in the industry, we remain optimistic about the long term prospects for Sims Metal Management.”

Cost Reduction Strategies
The Company has aggressively cut expenses and implemented controls over capital expenditures due to weak market conditions. Among other cost containment strategies, Sims Metal Management has reduced its global workforce – including contract workers – by approximately 1,200 positions (pro forma for acquisitions), or by approximately 16 percent, since September 2008 in order to align resources with lower volumes and demand. The Company recorded redundancy accruals of $5 million in fiscal 2009.
Capitalisation
As of 30 June 2009, the Company had debt balances, net of cash, of $106 million, representing less than 4 percent of total capital.
Sarbanes-Oxley Act of 2002 (SOX) Compliance
In fiscal 2009 the Company successfully implemented initiatives across all aspects of its global business to assess its internal controls over financial reporting consistent with requirements established under Section 404 of SOX. The Company is required to satisfy SOX regulations as a result of its listing on the New York Stock Exchange. The employees of the Company worked hard to document and enhance our controls and are to be commended for attaining this goal in fiscal 2009, the first year so required.
Dividend
The Company has determined that a final dividend of 10 cents per share (100 percent franked) will be paid on 26 October 2009 to shareholders on the Company’s register at the record date of 9 October 2009. The dividends for fiscal 2009 represents a payout ratio of over 100 percent of net profit before the non-cash impairment charges related to goodwill. The final dividend per share is down from the 75 cents per share final dividend in fiscal 2008.
The Company’s Dividend Reinvestment Plan (DRP) will apply to the final dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5 percent discount to the Company’s weighted average market price over a period of five (5) trading days commencing on the trading day after the record date. The dividend is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax as a consequence of the application by the Company of Foreign Conduit Income Credits.
Non-Cash Goodwill Impairment Charge
Due to the difficult economic environment, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, Sims Metal Management was required to perform a goodwill impairment test in accordance with Australian Accounting Standards Board (AASB) 136 – “Impairment of Assets.” AASB 136 requires management to determine the value of the Company’s cash generating units. Management assessed the recoverable amount on a value-in-use basis, utilising discounted cash flows. As a consequence of the impairment review, the Company recorded against its fiscal 2009 results a $191 million (pre-tax and after-tax) non-cash charge due to a write-down in the carrying value of goodwill.

Reconciliation of Statutory Result to Underlying Result for Year Ended 30 June 2009

	EBITDA		EBIT				NPAT
(in A$ millions)	FY09	FY08	FY09		FY08		FY09		FY08
Statutory Results	$259	$791	$(103)		$692		$(150)		$440
Non-Cash Goodwill Impairment Charge	—	—	$191		$3		$191		$3
Inventory Adjustments to Net Realisable Value	$119	—	$119		—		$78		—
Non-Ferrous Contract Renegotiations	$36	—	$36		—		$24		—
Redundancy Accruals	$5	$6	$5		$6		$3		$4
Fixed Asset Impairment & Yard Closure Costs	$14	$5	$14		$5		$8		$3
Sarbanes-Oxley Related Professional Fees	$10	—	$10		—		$6		—
Restructuring Costs Related to Pension Plans in the U.S.	$3	—	$3		—		$2		—
Transaction and Other Costs Related to the Acquisition of Fairless Iron & Metal	$3	—	$3		—		$2		—
Accounts Receivable Provisions	$10	—	$10		—		$6		—
Loss on Sale of a Non- core Business	$3	—	$3		—		$2		—
Formation Gain Regarding SA Recycling, LLC	—	$(38)	—		$(38)		—		$(38)

Underlying Result	$462	$764	$291	*	$668	**	$172	*	$412	**

*	Includes amortisation of other intangibles of $50.1 and $30.6, on a pre-tax and after-tax basis.

**	Includes amortisation of other intangibles of $29.3 and $19.5, on a pre-tax and after-tax basis.

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns approximately 80 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205